CONFIDENTIAL TREATMENT REQUESTED

# CIG Securities, Inc.

Financial Statements
and Supplementary Information
(Confidential per Rule 17a-5(e)(3))
Year Ended December 31, 2020

# CIG Securities, Inc.

## Contents

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-66266 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIG Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Town Center, Suite 2500
(No. and Street)

| Southfield | MI | 48075 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Osman Minkara 248-827-1010
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger, Ghersi & LaDuke PLC
(Name – *if individual, state last, first, middle name*)

| 300 E. Long Lake Rd., #135 | Bloomfield Hills | MI | 48304 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Osman Minkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIG Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER LEA WEINTRAUB
NOTARY PUBLIC, MICHIGAN
COUNTY OF OAKLAND
My Commission Expires 05/18/2026
Acting in the County of Oakland

Signature

Managing Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BERGER, GHERSI & LADUKE PLC**

**CERTIFIED PUBLIC ACCOUNTANTS**

300 East Long Lake Road, Suite 135
Bloomfield Hills, Michigan 48304-2430
(248) 333-3680 Fax (248) 333-0226
Website: www.bglcpas.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
**CIG Securities, Inc.**
Southfield, Michigan

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of

**CIG Securities, Inc.**

as of December 31, 2020, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CIG Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis of Opinion**

These financial statements are the responsibility of CIG Securities, Inc.'s management. Our responsibility is to express an opinion on CIG Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CIG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information on page 15 has been subjected to audit procedures performed in conjunction with the audit of CIG Securities, Inc.'s financial statements. The supplemental information is the responsibility of CIG Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

**Critical Audit Matters**

Critical audit matters are matters arising from the current period of the financial statements that were communicated or required to be communicated to the audit committee and that 1) related to accounts or disclosures that are material to the financial statements and 2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

We have served as CIG Securities, Inc.'s auditor since 2019.

Bloomfield Hills, Michigan 48304
March 30, 2021

# CIG Securities, Inc.

## Statement of Financial Condition

| *December 31, 2020* | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $0 |
| Accounts receivable | 4,413 |
| Receivable from related parties | 885,539 |
| Prepaid expenses and other | 7,553 |
| Deposits with clearing organization | 100,500 |
| **Total Assets** | **$998,005** |
| **Liabilities and Stockholder's Equity** | |
| **Liabilities:** | |
| Accounts payable | $ 9,671 |
| Accrued liabilities | 20,975 |
| **Total Liabilities** | 30,646 |
| **Stockholder's Equity:** | |
| Common stock, $1 par value - 60,000 shares authorized; 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 198,426 |
| Retained earnings | 502,076 |
| Net Income | 266,757 |
| **Total Stockholder's Equity** | 967,359 |
| **Total Liabilities and Stockholder's Equity** | **$998,005** |

*See accompanying notes to financial statements.*

# CIG Securities, Inc.

## Statement of Income

| *Year ended December 31, 2020* | |
|---|---|
| **Revenues:** | |
| Commissions | $339,369 |
| **Total Revenues** | 339,369 |
| **Expenses:** | |
| Commission expenses | 48,651 |
| Professional fees | 21,984 |
| Clearing charges | 19,050 |
| Office services | 19,745 |
| Licenses and fees | 13,243 |
| Insurance | 11,398 |
| Other | (61,459) |
| **Total Expenses** | 72,612 |
| **Net Income** | $266,757 |

*See accompanying notes to financial statements.*

# CIG Securities, Inc.

## Statement of Changes in Stockholder's Equity

*Year ended December 31, 2020*

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| **Balance, January 1, 2020** | 100 | $100 | $198,426 | $502,076 | **$700,602** |
| Net income | - | - | - | 266,757 | **266,757** |
| Distributions | - | - | - | - | - |
| **Balance, December 31, 2020** | **100** | **$100** | **$198,426** | **$768,833** | **$967,359** |

*See accompanying notes to financial statements.*

# CIG Securities, Inc.

## Statement of Cash Flows

| *Year ended December 31, 2020* | |
|---|---|
| **Cash Flows From Operating Activities:** | |
| Net income | $266,757 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| (Increase) decrease in: | |
| Accounts receivable | (1,804) |
| Related party receivable | (261,548) |
| Prepaid expenses and other | 4,150 |
| Increase (decrease) in: | |
| Accounts payable | (25,746) |
| Accrued liabilities | (5,750) |
| **Net Cash Used In Operating Activities** | (23,941) |
| **Net Decrease in Cash and Cash Equivalents** | (23,941) |
| **Cash and Cash Equivalents, Beginning of Year** | 23,941 |
| **Cash and Cash Equivalents, End of Year** | $0 |

*See accompanying notes to financial statements.*

# CIG Securities, Inc.

## Notes to Statement of Financial Condition

## 1. Nature of Operations

CIG Securities, Inc. (the "Company"), a subchapter S-corporation, is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan corporation that is a fully owned subsidiary of CIG Capital Advisors (the "Parent"). The Company clears transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

## 2. Summary of Significant Accounting Policies

### *Basis of Presentation*

The financial statements are expressed in United States dollars, and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

### *Accounts Receivable*

The accounts receivable are stated at the amount management expects to collect. Management closely monitors outstanding balances and writes off or reduces accounts receivable balances when determined necessary, as of year-end.

### *Income Taxes*

The Company has elected to be taxed under the provisions of Subchapter-S of the Internal Revenue Code, and the Parent has elected to treat the Company as a qualified Subchapter-S Subsidiary. Accordingly, the Company's net income is included in the Parent's income tax return. The Company believes that it does not have any uncertain tax positions that result in a material impact on the Company's financial position or operations. The Company is no longer subject to examination by tax authorities for Federal and state income taxes for periods before 2016.

### *Revenue Recognition*

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under U.S. GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not

change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

i) Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

ii) Significant Judgments

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

iii) Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

# CIG Securities, Inc.

## Notes to Statement of Financial Condition

The following table presents our total commission revenue disaggregated by investment product category:

| Twelve Months Ended December 31, 2020 | | |
|---|---|---|
| Insurance-based products | $ | 220,074 |
| College savings plans 529 | | 56,282 |
| Retirement plan 401k | | 26,361 |
| 12b1 | | 35,941 |
| Other | | 711 |
| Commission Income | $ | 339,369 |

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

| Twelve Months Ended December 31, 2020 | | |
|---|---|---|
| Sales-based: | | |
| Insurance-based products | $ | 37,233 |
| Total sales-based revenue | $ | 37,233 |
| Trailing: | | |
| Insurance-based products | $ | 182,841 |
| College savings plans 529 | | 56,282 |
| Retirement plan 401k | | 26,361 |
| 12b1 | | 35,941 |
| Other | | 711 |
| Total trailing revenue | | 302,136 |
| Total commission revenue | $ | 339,369 |

iv) Administrative fees

Administrative fees are based upon an agreement with the Parent and cover expenses related to both entities. See Related Party Note regarding related party transactions. Other income is generated by affiliation-fees charged to advisors and marketing reimbursements.

v) Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

## 3. Deposits With Clearing Organization

Deposits with clearing organization at December 31, 2020 consist of the following:

| | |
|---|---|
| Cash Account | $100,500 |

The Company clears customer transactions through Pershing LLC, pursuant to the clearance agreement in effect. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2020, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash, and delivery against payment transactions.

## 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. The rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2020, the Company had net capital of $74,267 which exceeded the requirements by $69,267. The Company's net capital ratio was .413 to 1.

## 5. Related Party Transactions

The Company has a service agreement with the Parent. The Parent provides all administrative office services, and the Company agrees to pay for these office services on a monthly basis. The charges for office services for the year ended December 31, 2020 were $19,745 as reported on the statement of income.

Commission expenses of $48,651 were paid to the Parent.

Receivable from Parent amounts to $435,764 and represents funds owed to the Company for commission revenues received by the Parent for the Company net of commission and shared services expenses due by the Company to the Parent.

Receivable from CIG Asset Management, a related entity through common ownership, in the amount of $449,775, represents costs owed to the Company for clearing expenses charged by the clearing broker-dealer.

Amounts receivable and payable to related parties are non-interest bearing with no fixed terms of repayment.

## 6. Commitments and Contingencies

The Company may be subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of the claims and litigation, if any, will not have a material adverse effect on the Company's financial position.

## 7. Off-Balance Sheet Risk, Market Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The receivables from the related parties represent a concentration of credit risk. Management does not anticipate any losses as a result of this concentration.

The Company's policy is to monitor its market exposure and counterparty risk. There were no losses incurred due to off-balance sheet risk during the year.

# CIG Securities, Inc.

## Notes to Statement of Financial Condition

### 8. Reserve and Possession or Control Requirements

**Schedule II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of the rule.

**Schedule III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

The Company is exempt from Rule 15c3-3 as it relates to possession or control requirements under the exemptive provision of (k)(2)(ii) of the rule.

### 9. Subsequent Events

Management has evaluated subsequent events through March 30, 2021, the date on which the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment or disclosure in the financial statements.

## CIG Securities, Inc.

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

# Supplementary Information

| *December 31, 2020* | |
|---|---|
| **Computation of Net Capital:** | |
| Total stockholder's equity | **$967,359** |
| Less Non-allowable assets: | |
| Receivable from related party | **(885,539)** |
| Prepaid expenses | **(7,553)** |
| **Net Capital** | **$74,267** |
| **Computation of Basic Net Capital Requirement:** | |
| Minimum net capital, the greater of $5,000 or 6-2/3% of aggregate indebtedness | **$5,000** |
| Excess net capital | **$69,267** |
| **Computation of Aggregate Indebtedness:** | |
| Account Payable | **$9,671** |
| Accrued liabilities | **20,975** |
| Total Aggregate Indebtedness | **$30,646** |
| Ratio of aggregate indebtedness to net capital | **.413 to 1** |

**STATEMENT PURSUANT TO RULE 17a-5(d)(2)(iii)**

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2020.